TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	15

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at December 31, 2023 and September 30, 2023
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	DECEMBER 31, 2023	SEPTEMBER 30, 2023
ASSETS
Current assets
Cash	$41,815	$33,864
Accounts and other receivables (Note 4)	28,484	30,157
Biological assets (Note 5)	12,808	17,355
Inventories (Note 6)	68,426	63,598
Prepaid expenses and deposits	8,756	11,002
	160,289	155,976

Restricted funds	12,775	17,893
Property, plant and equipment	98,179	99,046
Intangible assets and goodwill	10,236	10,624
Deferred charges and deposits	1,108	613
Other financial assets (Note 7)	10,847	8,437
Investments in associates	5,129	5,284
Net investment in sublease	451	582
	$299,014	$298,455

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	35,603	$20,007
Other liabilities	1,020	1,062
Income taxes payable	30	94
Provisions (Note 14)	—	90
Current portion of long-term debt	71	76
Derivative liabilities (Note 8)	742	1,102
	37,466	22,431

Long-term debt	65	79
Derivative liabilities (Note 8)	306	771
Other long-term liabilities	3,352	3,551
	41,189	26,832

SHAREHOLDERS' EQUITY
Share capital	776,906	776,906
Equity reserves	35,411	33,404
Accumulated other comprehensive loss	(214)	(159)
Accumulated deficit	(554,278)	(538,528)
	257,825	271,623
	$299,014	$298,455
Subsequent events (Note 17)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
For the three months ended December 31, 2023 and November 30, 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
REVENUE
Gross revenue (Note 13)	$56,270	$60,882
Excise taxes	(19,815)	(17,561)
Net revenue	36,455	43,321
Cost of sales	26,944	31,621
Gross margin before fair value adjustments	9,511	11,700
Realized fair value on inventories sold and other inventory charges (Note 6)	(11,923)	(12,528)
Unrealized gain on changes in fair value of biological assets (Note 5)	9,112	24,714
Gross margin	6,700	23,886

OPERATING EXPENSES
General and administrative (Note 15)	11,867	11,211
Sales and marketing	4,595	4,491
Research and development	4,467	2,383
Share-based compensation (Note 9)	1,700	1,743
Total operating expenses	22,629	19,828

(LOSS) INCOME FROM OPERATIONS	(15,929)	4,058
Financing costs	48	41
Investment income	(570)	(856)
Other gains	(218)	—
Share of loss from investments in associates	155	406
Loss on disposal of property, plant and equipment	—	382
Change in fair value of contingent share consideration	(50)	18
Change in fair value of derivative liabilities and other financial assets (Note 7 & 8)	456	(1,030)
(Loss) income before tax	(15,750)	5,097
Income tax expense (recovery)
Current, net	—	67
Deferred, net	—	(299)
NET (LOSS) INCOME	(15,750)	5,329

OTHER COMPREHENSIVE LOSS
Change in fair value of investments at FVTOCI (Note 7)	$(55)	—

NET (LOSS) INCOME and COMPREHENSIVE (LOSS) INCOME	$(15,805)	$5,329
Net (loss) earnings per common share, basic	$(0.194)	$0.068
Net (loss) earnings per common share, diluted	$(0.194)	$0.068

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended December 31, 2023 and November 30, 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2022	78,453,879	$769,725	$28,338	$(78)	$(289,927)	$508,058
Share-based compensation (Note 9)	—	—	1,852	—	—	1,852
Exercise of stock options	3,750	9	(4)	—	—	5
Exercise of restricted share units	6,603	84	(84)	—	—	—
Net income	—	—	—	—	5,329	5,329
Balance - November 30, 2022	78,464,232	$769,818	$30,102	$(78)	$(284,598)	$515,244

Balance - October 1, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623
Share-based compensation (Note 9)	—	—	2,007	—	—	2,007
Net loss and comprehensive loss	—	—	—	(55)	(15,750)	(15,805)
Balance - December 31, 2023	81,161,630	$776,906	$35,411	$(214)	$(554,278)	$257,825

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2023 and November 30, 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net (loss) income	$(15,750)	$5,329
Items not affecting operating cash:
Share-based compensation (Note 9)	2,007	1,852
Depreciation and amortization	2,837	6,801
Loss on disposal of property, plant and equipment and intangibles	—	382
Realized fair value on inventories sold and other inventory charges (Note 6)	11,923	12,528
Unrealized gain on changes in fair value of biological assets (Note 5)	(9,112)	(24,714)
Financing costs	48	41
Investment income	(570)	(856)
Share of loss from investments in associates	155	406
Change in fair value of contingent consideration	(50)	18
Change in fair value of derivative liabilities and other financial assets (Note 7 & 8)	456	(1,030)
Income tax recovery	—	(299)
Cash (used in) provided by operating activities before working capital changes	(8,056)	458
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	178	10,924
Net change in accounts payable and accrued liabilities, provisions and other liabilities	15,565	(7,917)
Net cash provided by operating activities	7,687	3,465

FINANCING ACTIVITIES
Payment of lease liabilities, net of sublease receipts	(131)	(186)
Payment of long-term debt	(21)	(19)
Stock options exercised	—	5
Net cash used in financing activities	(152)	(200)

INVESTING ACTIVITIES
Purchase of short-term investments	—	(10,000)
Proceeds from short-term investments	—	15,075
Investment income	570	715
Change in restricted funds, net	5,118	877
Other financial assets (Note 7)	(3,746)	—
Purchase of property, plant and equipment and intangible assets	(1,526)	(8,375)
Net cash provided by (used in) investing activities	416	(1,708)

INCREASE IN CASH	$7,951	$1,557
CASH POSITION
Beginning of period	33,864	$68,515
End of period	$41,815	$70,072

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2023 and November 30, 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); and (ii) 10870277 Canada Inc., a special purpose holding company for the Company. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018.

On October 1, 2023, Organigram Inc. amalgamated with the Company's wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. The Company's current fiscal year commenced on October 1, 2023 and will end on September 30, 2024 (fiscal 2024). As a result of the change in year end, the current period in these condensed consolidated interim financial statements is for the three months from October 1, 2023 through December 31, 2023, whereas the comparative period is for the three months from September 1, 2022 through November 30, 2022.

On June 19, 2023, the Company's Board of Directors approved the consolidation of the Company’s issued and outstanding Common Shares at a consolidation ratio of four (4) pre-consolidation Common Shares for every post-consolidation Common Share (the “Share Consolidation”). The Share Consolidation was implemented with effect from July 5, 2023 to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, to reduce volatility, and to enhance the marketability of the Common Shares to institutional investors. In accordance with International Financial Reporting Standards ("IFRS"), the change has been applied retrospectively and as a result, all disclosures of Common Shares, per Common Share data and data related to stock options, restricted share units ("RSU"), performance share units ("PSU"), warrants and top-up-rights in the accompanying condensed consolidated interim financial statements and related notes reflect this Share Consolidation for all periods presented.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard (“IAS 34”) Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the thirteen months ended September 30, 2023 and year ended August 31, 2022 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with IFRS as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on February 13, 2024.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent share consideration, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    5

has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

3.     MATERIAL ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements, except for the adoption of the following new standards and amendments.

Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The Company adopted these amendments effective October 1, 2023. Management assessed the Company’s significant accounting estimates under the new definition and concluded that the application of these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

The Company adopted these amendments effective October 1, 2023. The application of these amendments have an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences (e.g. leases and decommissioning liabilities). In other words, these amendments clarify that a deferred tax asset and liability must be recognized on the initial recognition of a lease or decommissioning liabilities. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

The Company adopted these amendments effective October 1, 2023. The Company’s previous accounting policy was to not apply the initial recognition exemption (i.e. the Company previously recognized deferred tax assets and liabilities on the Company’s lease liabilities and right-of-use assets, respectively). This previous accounting policy choice is consistent with the amendments to IAS 12 and therefore, the application of these amendments do not have an impact on the Company's consolidated financial statements.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    6

4.    ACCOUNT AND OTHER RECEIVABLES
The Company’s accounts receivable include the following balances as at December 31, 2023 and September 30, 2023:

	DECEMBER 31, 2023	SEPTEMBER 30, 2023
Gross trade receivables	$26,143	$28,791
Less: reserves for product returns and price adjustments	(770)	(810)
Less: expected credit losses	(524)	(524)
Trade receivables	24,849	27,457
Sales taxes receivable	132	9
Current portion of net investment in subleases	515	508
Other receivables	2,988	2,183
	$28,484	$30,157

5.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories. The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2023	$6,945	$10,410	$17,355
Unrealized gain on changes in fair value of biological assets	—	9,112	9,112
Production costs capitalized	9,899	—	9,899
Transfer to inventory upon harvest	(10,586)	(12,972)	(23,558)
Balance, December 31, 2023	$6,258	$6,550	$12,808

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 12), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of December 31, 2023, it is expected that the Company’s biological assets will yield 26,529 kg (September 30, 2023 – 26,917 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    7

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	December 31, 2023		September 30, 2023		SENSITIVITY	December 31, 2023	September 30, 2023
Average selling price per gram	$1.20		$1.52		Increase or decrease by 10% per gram	$1,246	$1,690
Expected average yield per plant	170	grams	173	grams	Increase or decrease by 10 grams	$735	$978
The expected average yield per plant at December 31, 2023 and September 30, 2023 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

6.     INVENTORIES
The Company’s inventories are comprised of the following balances as at December 31, 2023 and September 30, 2023:

	December 31, 2023
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,081	$1,357	$2,438
Dry cannabis
Available for packaging	16,495	16,272	32,767
Packaged inventory	5,782	3,196	8,978
Flower and trim available for extraction	725	488	1,213
Concentrated extract	3,886	1,293	5,179
Formulated extracts
Available for packaging	4,185	1,282	5,467
Packaged inventory	3,002	235	3,237
Packaging and supplies	9,147	—	9,147
	$44,303	$24,123	$68,426

	SEPTEMBER 30, 2023
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,033	$949	$1,982
Dry cannabis
Available for packaging	15,250	16,398	31,648
Packaged inventory	4,634	1,559	6,193
Flower and trim available for extraction	1,180	1,602	2,782
Concentrated extract	3,745	2,111	5,856
Formulated extracts
Available for packaging	3,681	366	4,047
Packaged inventory	2,224	80	2,304
Packaging and supplies	8,786	—	8,786
	$40,533	$23,065	$63,598

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended December 31, 2023 was $20,045 (November 30, 2022 – $25,981). The amount of inventory provisions and waste for the three months ended December 31, 2023 was $3,364 (November 30, 2022 – $2,208), which include, provisions for excess and unsaleable inventories of $1,672 (November 30, 2022 – $1,067), adjustments to net realizable value of $13 (November 30, 2022 – $62) and processing and packaging waste of $1,679 (November 30, 2022 – $1,079), which is comprised of the production or purchase costs of these inventories.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    8

The remaining balance of cost of sales relates to freight of $671 (November 30, 2022 - $868) and operational overheads of $2,865 (November 30, 2022 - $2,563).

The amount of realized fair value on inventories sold and other inventory charges for the three months ended December 31, 2023 was $11,923 (November 30, 2022 – $12,528), including realized fair value on inventories sold of $9,479 (November 30, 2022 – $10,657). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the three months ended December 31, 2023 were $2,457 (November 30, 2022 – $1,933), consisting of $13 (November 30, 2022 – $62) recognized in cost of sales and $2,444 (November 30, 2022 – $1,871) recognized in fair value adjustments.

7. OTHER FINANCIAL ASSETS
i.Weekend Holdings Corp.
On March 30, 2023, the Company entered into a product purchase agreement with Green Tank Technologies Corp. ("Greentank"), a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (“WHC”). The product purchase agreement provides the Company with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to the Company. The period of exclusivity for the new technology will be for 18 months following its commercialization. Under the terms of the subscription agreement, the Company subscribed for preferred shares of WHC for an aggregate subscription price of US $4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC.

At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at December 31, 2023, the investment had a fair value of $5,290 (September 30, 2023 – $5,345) and the Company recognized a decrease in fair value of $55 in the condensed consolidated interim statements of operations and comprehensive (loss) income within other comprehensive (loss) income.

ii.Phylos Bioscience Inc.
On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production-ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US $8 million to Phylos in three tranches structured as a secured convertible loan. The Company advanced Phylos an initial US $3.25 million ($4,429) on the closing date of the first tranche of the secured convertible loan and is committed to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, subject to the completion of certain milestones. The secured convertible loan will accrue paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the secured convertible loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the agreement. The secured convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances.

In November 2023, Phylos met the first milestone under the Secured Convertible Loan Agreement and the Company funded the second tranche of US $2.75 million. The initial recognition of the second tranche was adjusted against the value of the derivative liability that was already recognized as part of the overall transaction at the time of initial recognition of the first tranche of the secured convertible loan. Refer to Note 8 (ii) for further information.

As at December 31, 2023, the secured convertible loan had a total fair value of $5,557 (September 30, 2023 – $3,092) and the Company recognized an increase in fair value of $104 in the condensed consolidated interim statements of operations and comprehensive (loss) income.

8.    DERIVATIVE LIABILITIES
i.    Top-up Rights
As at December 31, 2023, the Company revalued the top-up-rights (the "Top-up Rights") of British American Tobacco P.L.C ("BAT") pursuant to an investor rights agreement (the "IRA") between the Company and BAT at an estimated fair value of $306 (September 30, 2023 – $130). The Company recorded an increase in the estimated fair value change of the Top-up Rights for the three months ended December 31, 2023 of $176 (November 30, 2022 - $17).

The following inputs were used to estimate the fair value of the Top-up Rights at December 31, 2023 and September 30, 2023:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED DECEMBER 31, 2023 AND NOVEMBER 30, 2022    9

	DECEMBER 31, 2023
	STOCK OPTIONS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$—	$—
Risk free interest rate	3.17% - 3.78%	3.25%	3.38%
Expected future volatility of common shares	70.00% - 90.00%	90.00%	75.00%
Expected life (years)	1.92 - 4.19	3.54	2.86
Forfeiture rate	10%	25%	5%

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of common shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life (years)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%

ii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company had a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recognized a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan. As at September 30, 2023, the Company revalued this commitment at an estimated fair value of $1,743.

During the three months ended December 31, 2023, the Company funded the second tranche of US $2.75 million and a derivative liability of $1,385 was derecognized. As at December 31, 2023, the Company revalued its commitment for the third tranche at an estimated fair value of $742 and recorded an increase in fair value of $384 for the three months ended December 31, 2023.

9.    SHARE-BASED COMPENSATION
During the three months ended December 31, 2023, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory of $2,007 (November 30, 2022 – $1,852),

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three months ended December 31, 2023:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2023	2,829,676	$9.94
Cancelled / Forfeited	(41,673)	$10.61
Balance - December 31, 2023	2,788,003	$9.93

For the three months ended December 31, 2023, share-based compensation charges, including related to production employees that are charged to biological assets and inventory were $298 (November 30, 2022 – $1,106), related to the Company’s stock option plan.

Restricted share units ("RSUs")
The following table summarizes the movement in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2023	881,149
Granted	2,194,845
Balance - December 31, 2023	3,075,994
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The estimated fair value of the equity-settled RSUs granted during the three months ended December 31, 2023 was $3,681 (November 30, 2022 - $1,828), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years except for certain RSUs that were vested on the grant date.

For the three months ended December 31, 2023, $1,631 (November 30, 2022 - $717) has been recognized as share-based compensation expenses.

Performance share units ("PSUs")
The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2023	260,713
Granted	911,213
Balance - December 31, 2023	1,171,926

The estimated fair value of the equity-settled PSUs granted during the three months ended December 31, 2023 was $712 (November 30, 2022 – $472), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years.

For the three months ended December 31, 2023, $78 (November 30, 2022 – $29) has been recognized as share-based compensation expense.

10.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three months ended December 31, 2023 and November 30, 2022, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
Salaries and consulting fees	$1,571	$1,477
Share-based compensation	937	1,242
Total key management compensation	$2,508	$2,719

During the three months ended December 31, 2023, nil stock options (November 30, 2022 – 200,000) were granted to key management personnel with an aggregate fair value of $nil (November 30, 2022 – $631). In addition, during the three months ended December 31, 2023, 1,307,654 RSUs (November 30, 2022 – 285,191), were granted to key management personnel with an aggregate fair value of $2,184 (November 30, 2022 – $1,325). For the three months ended December 31, 2023, 661,932 PSUs (November 30, 2022 – 136,920) were issued to key management personnel with an aggregate fair value of $518 (November 30, 2022 – $305).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended December 31, 2023, under the product development collaboration agreement, BAT incurred $1,106 (November 30, 2022 – $418) of direct expenses and the Company incurred $5,024 (November 30, 2022 – $2,272) of direct expenses and capital expenditures of $94 (November 30, 2022 – $2,690) related to the Centre of Excellence. The Company recorded in the three months ended December 31, 2023, $3,065 (November 30, 2022 – $1,345) of these expenditures within research and development expenses in the condensed consolidated interim statement of operations and comprehensive (loss) income. For the three months ended December 31, 2023, the Company recorded $47 (November 30, 2022 – $117) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At December 31, 2023, there is a balance receivable from BAT of $2,173 (September 30, 2023 – $167).

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11.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at December 31, 2023 is $259,009 (September 30, 2023 - $273,651). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company's investment in Greentank.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period.

12.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•level 2 inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly or indirectly; and

•level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, accounts and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $136 (September 30, 2023 – $155), which is its carrying value.

The fair value of the investment in WHC is primarily based on level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the secured convertible loan advanced to Phylos under the Secured Convertible Loan Agreement was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $2 million was based on certain assumptions, including the probability of Phylos meeting required milestones.

The fair value of the Top-up Rights is based on level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares. A sensitivity analysis for a change in inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

During the period, there were no transfers of amounts between levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains insurance, guarantees and general security agreements. The maximum exposure to credit risk of cash, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at December 31, 2023 approximates $93,921 (September 30, 2023 - $90,351).
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As of December 31, 2023 and September 30, 2023, the Company’s aging of trade receivables was as follows:

	DECEMBER 31, 2023	SEPTEMBER 30, 2023
0-60 days	$20,823	$22,946
61-120 days	5,320	5,845
Gross trade receivables	$26,143	$28,791
Less: Expected credit losses and reserve for product returns and price adjustments	(1,294)	(1,334)
	$24,849	$27,457

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At December 31, 2023, the Company had $41,815 (September 30, 2023 – $33,864) of cash and working capital of $122,823 (September 30, 2023 - $133,545). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at December 31, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	35,603	35,603	35,603	—	—	—
Long-term debt	136	141	71	70	—	—
Lease obligations	4,362	5,416	1,239	1,426	924	1,827
	$40,101	$41,160	$36,913	$1,496	$924	$1,827

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $987 of capital expenditures, mostly related to its Moncton Campus and Lac-Supérieur Facility.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

13.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three months ended December 31, 2023 and November 30, 2022 is disaggregated as follows:

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
Adult-use recreational wholesale revenue (Canadian)	$54,242	$53,343
Direct to patient medical and medical wholesale revenue (Canadian)	446	1,563
International wholesale (business to business)	1,025	5,869
Wholesale to Licensed Producers (Canadian)	547	64
Other revenue	10	43
Gross revenue	$56,270	$60,882
Excise taxes	(19,815)	(17,561)
Net revenue	$36,455	$43,321
Adult-use recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale
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shipments to other cannabis companies, including Licensed Producers, for further processing and sales onto their end customers.

During the three months ended December 31, 2023, the Company had four customers (November 30, 2022 – three customers), that individually represented more than 10% of the Company’s net revenue.

14.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the Defendants; however, it makes allegations with respect to the content of THC and CBD in the Defendants’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at December 31, 2023 (November 30, 2022 – nil).
For the three months ended December 31, 2023, payments of $90 (November 30, 2022 – $2,313) were made in connection with provisions.

15.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED
	DECEMBER 31, 2023	NOVEMBER 30, 2022
Office and general	$4,338	$3,626
Wages and benefits	4,009	3,764
Professional fees	2,347	2,087
Depreciation and amortization	817	1,394
Travel and accommodation	215	184
Utilities	141	156
Total general and administrative expenses	$11,867	$11,211

16.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

17.    SUBSEQUENT EVENTS
During the three months ended December 31, 2023, the Company announced a $124.6 million follow-on investment from BAT (the "Follow-on BAT Investment"). Subject to the receipt of certain regulatory approvals, approval from Company’s shareholders and other conditions, BAT will subscribe for 38,679,525 shares at a price of $3.2203 per share, for gross proceeds of $124.6 million across three tranches.
In January 2024, the Company obtained shareholders and other regulatory approvals and closed the first of three tranches of Follow-on BAT Investment. Pursuant to the first tranche closing, BAT acquired 12,893,175 common shares of the Company on
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an unregistered private placement basis, at a price of $3.2203 per share for gross proceeds of $41,519,891. The remaining 25,786,350 shares are to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025, subject to certain conditions.

In connection with the closing of the first tranche of the Follow-on BAT Investment, the Company and BAT entered into an amended and restated investor rights agreement that has superseded the IRA, pursuant to which BAT is eligible to appoint up to 30% of the Board of Directors.
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